UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

February 1, 2023
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

São Francisco de Itabapoana is a 3.13 MWp solar power plant to be located at Areia, Areia Areia Farm in the São Francisco de Itabapoana municipality, Rio de Janeiro State ("Project"). The Project will be connected to the Enel-RJ electricity distribution grid, as established through the Brazilian Federal Law 14.300/2022 and Normative Resolution (REN) No 1000/2021 of ANEEL (National Electrical Energy Agency).

This solar plant will be rented to a consortium, made up of residential and commercial customers for a period of 25 years.

The project is at Development Stage with Interconnection secured and a Land Lease fully executed with a 25-year term. This IC Memo refers to the approval of investment of 500,000 BRL ($96,724) for the development of the Project.

The estimated total cost of the project is 19.584.566 BRL (3.756.699 USD) with a projected IRR of 17.74% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 2 LLC.
Project Location	São Francisco de Itabapoana/RJ, Brazil
Technology	Ground-Mounted Solar
System Size (AC/DC)	2.50 MW/ 3.13 MWp
Estimated Year 1 Production	6,325 MWh
Coordinates	21.499576° S 41.08733° W
Land Status	Rented
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	Energea Itabapoana Ltda.
Offtaker	Consorcio II de Geracao Compartilhada de Energia Elétrica Energea
EPC Contractor	T.B.D.
O&M Contractor	T.B.D.
Land Owner	Rafael da Silva Imobiliária - ME

Uses of Capital and Project Economics

Project Hard Costs	17.887.500 BRL
Project Soft Costs	1.033.025 BRL
Developer Fee	500.000 BRL
Total Project Financing	19.584.566 BRL
Debt Funding	N/A
Equity Funding	19.584.566 BRL
Project IRR (USD)	17,74%

Project Review

SPE

The Project's Special Purpose Entity (SPE) was fully formed on March 09, 2022, Energea Portfolio 2 LLC. being the sole member of the company. The SPE General Information is described on Table 1.

Table 1 - SPE General Information
SPE	Energea Itabapoana Ltda.
Registered Office	280 Barão de Jaguaripe Street, room 501, Ipanema, Rio de Janeiro - RJ, Zip Code: 22.421-000
CNPJ	45.575.582/0001-72

Site

Rafael da Silva Imobiliária - ME ("Land Owner") owns the site for the project. The SPE entered into a Site Lease Agreement with the Land Owner to secure approximately 6,0 hectares of the site on March 17th, 2022. The agreed monthly lease payment is 7,200 BRL from the beginning of operation and going forward. The values are adjusted on each contract year in accordance with the IPCA.

Design

The Project final design has not been defined yet. Nevertheless, it is expected to employ Energea's standard solution with bifacial solar modules manufactured by Longi, a Tier 1 solar manufacturer based in China and SMA String inverters.

According to the initial Energy Production Assessment, the Project is estimated to produce around 6,325 MWh/year with an AC Capacity Factor of 28.9%.

Interconnection

The Interconnection for the project is secured through the Parecer de Acesso issued in November 07th, 2022 by Ampla Energia e Servicos S.A. ("Enel-RJ" or "Utility Company") to the Offtaker.

On a distribution grid level, system modifications priced at 422,913 BRL by ENEL-RJ will be necessary for the project's interconnection. The grid works scope involves the cable replacement of 0.5 km and 1.2 km extension of 1.2 km of a new distribution line. The works will be performed by Light with a 12-month schedule.

Offtaker

The Offtaker will be Consorcio II de Geracao Compartilhada de Energia Elétrica Energea. The SPE and the Offtaker will sign an Equipment Rental Agreement, which determines a monthly fixed price to be paid to the SPE. Both parties will also execute an O&M Agreement, that stipulates a variable remuneration to the SPE.

The consortium will be made up of residential and commercial customers known as "subscribers". They may opt into and out of the program without penalty. In the case any subscriber does not make a payment, the Offtaker may replace them with another subscriber from the waiting list.

Table 2 - PPA Main Terms
Revenue Contract Term	25 years
Equipment Rental Price	330,000 BRL/mth
O&M Price	Variable
Resulting Energy Credit	794,23 BRL/MWh

EPC

The EPC contractor has not been selected yet. The SPE will do an RFP to price and scope the necessary works and, consequently, to select the EPC partner for the project.

O&M

The final O&M service provider has not been selected yet. The Contractor will be chosen and contracted in duly time, prior to the Project's COD.

Financial Analysis

The resulting nominal IRR, in US Dollars, of each individual Micro is projected to be 17.74%, with an estimated payback of 6 years, 8 months, and 19 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I in the website IC Memo.

The project's nominal IRR was stress tested on scenarios with a range of variations applied to the discounted price. The resulted average was an impact of negative 24.1 basis points per percentage point increased. Another test was conducted on the effects of the devaluation of the Brazilian Real currency towards the U.S. dollar, with it resulting in a negative 105.0 basis points per percentage point devalued.

Two macroeconomic assumptions are assumed within the financial model to better reflect the reality of Brazil's regional condition. For currency inflation, it was assumed a 4.00% year-to-year price readjustments for all years, apart from year 2022, which was defined at a 10.00% rate. On Foreign Exchange ("FX"), this model assumes a base rate of 5.18 $BRL / $USD in the month of June, resulted from the last 12-month average, being devalued month-to-month at a yearly 2.00% compounded rate.

Revenue

The source of the project's revenue is split in between two 25-year term contracts with Consórcio RJ de Geração Compartilhada de Energia Elétrica Energea, an Equipment Rental Contract, with a fixed monthly price, with its value defined in Table 4, and an O&M Contract, containing a true-up mechanism with the goal of adjusting the overall revenue to match a target price per energy compensated.

In the case of São Francisco de Itabapoana, the true-up formula first calculates the utility's energy credit value, after discounting the non-compensable taxes from the grossed up low voltage rates, and applies a fixed discount on it to extract the total on which to charge the consortium members. This method allows for a higher realized revenue in the project, as the basis for the application of the discount (the credit value) is lower than the utility tariff. It is, then, deducted from the collected billed amount, after a 3.00% projected default rate is applied, the demand charge (TUSD up until the expected revision date of May 25th, 2023, and TUSDg thereafter, as a direct scenario where PL 5829/2019 passes is being accounted for), and the fixed monthly price of the Rental Contract. The result, if positive, gets collected by the SPE and, if negative, discounts the fixed monthly value of the Equipment Rental.

This analysis used a 30-day billing cycle to realize each month's revenue.

Inflation readjustments of both contracts are timed, in the model, with the utility's price refresh. Historically, ENEL RJ's rates tend to readjust once per year, in the month of March. Currently, the model uses as a basis for adjustment, the Brazilian Central Bank's 2020's target inflation rate of 4.00%, defined in the IPCA index. However, energy inflation in Rio de Janeiro has been, historically, above IPCA, with ENEL RJ's last three years readjustments at 17.30% (2021 to 2022), 4.50% (2020 to 2021), 2.31% (2019 to 2020) and -2.03% (2018 to 2019) and, cumulatively for the last 5 years, 34.60% versus IPCA's 27.68%.

Table 3 - Revenue Assumptions
Revenue Contract Term	25 years
Fixed Discount on Credit Value	13.00%
Rental Revenue Price	330,000 BRL / month
O&M Revenue Price	Variable
Resulting Energy Credit Rate	794,23 BRL / MWh
Energea's Rate (Taxes Discounted)	794,23 BRL / MWh
Demand Charge (TUSD rate)	38,85 BRL / kWac
Demand Charge (TUSDg rate)	10,72 BRL / kWac
Default Rate	3.00%

Operating Expenses

The model assumes the operating expenses as they are valued on Table 5.
All prices used on Table 5 are readjusted by IPCA, currently assumed at a 4.00% rate, once per year.

Table 4 - Operating Expenses Assumptions
Operations & Maintenance	20,000 BRL / month	Paid by SPE
Security	2,500 BRL / month	Paid by SPE
Land of Roof Rental	1,200 BRL / month	Paid by SPE
Insurance (GL & Property)	57.282 BRL / year	Paid by SPE
Banking & FX Fees	200.00 BRL / month	Paid by SPE
Utilities	1,000 BRL / month	Paid by SPE
Postage and Courier Services	100 BRL / month	Paid by SPE
Travel	1,000 BRL / month	Paid by SPE
Entity Expenses	1,000 BRL / month	Paid by SPE
Marketing Commission	5.00% of Revenue	Paid by Consortium
Average OPEX per Month	60,445 BRL/ month	-
*On the energy compensated
**All values readjusted with IPCA annually.

CAPEX

For this analysis, it was considered, in the model, the latest EPC market prices.

As the project currently finds itself in a development stage, the standard assumption of 3% contingency on the EPC total is assumed as part of the total Soft Costs, alongside other expected budgeted items.

Lastly, no interconnection cost is assumed by the project.

Table 5 - Capital Expenditures Assumptions
	Brazilian Reais (BRL)		US Dollars (USD)
Acquisition Costs	500,000 BRL	0.15 BRL/Wdc	96,724 USD	0.03 USD/Wdc

Hard Costs	17,887,500 BRL	5.30 BRL/Wdc	3,430,524 USD	1.02 USD/Wdc
Solar Modules	7,038,896 BRL	2.09 BRL/Wdc	1,354,038 USD	0.40 USD/Wdc
Solar Inverters	934,638 BRL	0.28 BRL/Wdc	179,792 USD	0.05 USD/Wdc
Mounting Materials	2,906,053 BRL	0.86 BRL/Wdc	559,023 USD	0.17 USD/Wdc
Electrical Materials	1,897,917 BRL	0.56 BRL/Wdc	362,839 USD	0.11 USD/Wdc
Civil Materials	457,610 BRL	0.14 BRL/Wdc	87,717 USD	0.03 USD/Wdc
Engineering Drawings	369,880 BRL	0.11 BRL/Wdc	71,152 USD	0.02 USD/Wdc
Site Works	802,847 BRL	0.24 BRL/Wdc	153,551 USD	0.05 USD/Wdc
Electrical Work	1,730,337 BRL	0.51 BRL/Wdc	329,800 USD	0.10 USD/Wdc
Mechanical Work	187,950 BRL	0.06 BRL/Wdc	35,819 USD	0.01 USD/Wdc
Others	1,561,372 BRL	0.46 BRL/Wdc	296,795 USD	0.09 USD/Wdc

Soft Costs	1,033,025 BRL	0.31 BRL/Wdc	198,182 USD	0.06 USD/Wdc
Contingency	536,625 BRL	0.16 BRL/Wdc	103,306 USD	0.03 USD/Wdc
Entity Costs	10,000 BRL	0.00 BRL/Wdc	1,925 USD	0.00 USD/Wdc
Independent Engineer	90,000 BRL	0.03 BRL/Wdc	17,212 USD	0.01 USD/Wdc
Insurance	100,000 BRL	0.03 BRL/Wdc	19,521 USD	0.01 USD/Wdc
Land Rental	26,400 BRL	0.01 BRL/Wdc	5,049 USD	0.00 USD/Wdc
Legal Fees	50,000 BRL	0.01 BRL/Wdc	9,626 USD	0.00 USD/Wdc
Marketing Channels	50,000 BRL	0.01 BRL/Wdc	9,515 USD	0.00 USD/Wdc
Spare Parts	170,000 BRL	0.05 BRL/Wdc	32,298 USD	0.01 USD/Wdc

Pre-COD OpEx	164,041 BRL	0.05 BRL/Wdc	31,269 USD	0.01 USD/Wdc

Total CapEx (All-In)	19,584,566 BRL	5.80 BRL/Wdc	3,756,699 USD	1.11 USD/Wdc

Taxes

São Francisco de Itabapoana stands with an effective tax rate of 14.21%, compared with its gross revenues, with PIS / COFINS representing 3.65%, ISS at 0.08%, IRPJ at 7.60% and CSLL at 2.88%.

As the project contains an average Profit margin of 50.18% (after depreciation), it is benefited by the Presumed Profit tax basis as it locks the taxable income at 32% of gross revenue. The downside of adopting a Presumed Profit basis is the loss of 196,214 BRL in Net Operating Losses ("NOLs") and 1,654,594 BRL in PIS / COFINS tax credits. After running both scenarios, the model assumes that a Presumed Profit tax basis is more beneficial to be used in the SPE.

IOF tax is assumed, given that all contributions, distributions and intercompany transactions are done internationally, in between the SPE and an American holding company.

Indirect taxes are not charged to the SPE but are both paid indirectly through demand charge (as it's grossed up by both PIS / COFINS and ICMS) and deducted from the energy credit's value. Rio de Janeiro currently contains medium rates for indirect taxes, for Shared Generation projects, if compared with other States, representing, for the São Francisco de Itabapoana, a total of 18.68% of the gross revenue and an annual average of 1,154,569.31 BRL.

Table 6 - Tax Assumptions
Direct Taxes
PIS / COFINS on Revenue	3.65% of Gross Revenue
ISS on Revenue	5.00% of O&M Revenue
Tax Basis	Presumed Profit
Taxable Income Basis	32.00% of Gross Revenue
IRPJ on Profit	15.00% of Taxable Income
Additional IRPJ on Profit (If monthly taxable income is greater than 20,000)	10.00% of Taxable Income
CSLL on Profit	9.00% of Taxable Income
IOF on Financial Transactions	0.38% of Financial Transactions

Indirect Taxes
PIS / COFINS on Demand Charge	5.50%
ICMS on Demand Charge	18.00%
Non-Compensable PIS / COFINS	57.67 BRL / MWh

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Social Contract of Energea Itabapoana Ltda.;
2.     Property Lease Agreement.

Issues List

Table 7 - Issues List
EPC Agreement	There's no EPC Agreement.
Revenue Agreements	The Revenue Agreements (Equipment Rental Agreement and O&M) are not signed.

Contract Summary

Table 8 - SPE Social Contract Summary
Contract	Social Contract of Energea Itabapoana Ltda.
Incorporation Date	March 9th, 2022
Structure	Limited Liability Company (Brazilian Limitada)
Quotaholder	Energea Portfolio Holding Ltda. (100%)
Management	Christopher Joseph Sattler Frederico Gomes Antonio Pires

Table 9 - Property Lease Agreement Summary
Contract	Property Lease Agreement
Date	March 17th, 2022
Parties	Energea Itabapoana Ltda. - Lessee Rafael da Silva Imobiliária - ME - Lessor
Term	25 years from the start of operation date
Object	Lease of a rural property in São Francisco de Itabapoana, State of Rio de Janeiro, with a total leased area of 6 hectares
Basic Rent	R$400.00/ha from the start of implementation period until the start of operation date; R$1,200.00/ha from the start of operation date
Rent Payment	Monthly
Surface Rights	Lessors have the obligation to provide the surface rights deed when requested by Lessee.

Documentation Checklist

Table 10 - Documentation Checklist
SPE	Social Contract	X
	National Registration	X
Municipal Registration
Site	Site Photos	X
	Land Owner Documents	X
	Property Lease Agreement	X
Design and Application	Energy Resource Study
Preliminary Engineering
Interconnection	Parecer de Acesso	X
Interconnection Contracts
Permit	Environmental License	X
Offtaker	Offtaker Credit Analysis
Revenue Agreement Set
EPC	Selection of EPC
EPC Contract scoped and priced
O&M	O&M Agreement
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the São Francisco de Itabapoana Project.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Managing Partner

Date February 1, 2023